UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number:

Indivior PLC
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

103-105 Bath Road Slough Berkshire SL1 3UH United Kingdom
(Address of principal executive offices)

Shaun Thaxter Chief Executive Officer 10710 Midlothian Turnpike Suite 430 Richmond, VA 23235 Tel: +1 804 423 7081 Fax: +1 804 823 2694
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Eric W. Blanchard

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 5 ordinary shares, having a nominal value $0.10 per share	[•]
Ordinary Shares, nominal value $0.10 per share(1)

(1)Not for trading, but only in connection with the listing of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of  June 30, 2016: 720,597,566 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the registration statement on Form 20-F  (File No. 001-37835) is being filed solely to file certain exhibits.  As a result, this Amendment No. 1 consists of a cover page, this explantory note, a revised list of exhibits (Item 19 of Part III), a signature page and Exhibit 2.1, as well as Exhibits 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15 and 4.16.  Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to amend, restate or update the information contained in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission on July 14, 2016.

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ITEM 19:  EXHIBITS

Exhibit No.	Description
1.1^	Memorandum and Articles of Association of Indivior PLC.
2.1**

Deposit Agreement dated December 23, 2014 among Indivior PLC, JPMorgan Chase Bank, N.A., as Depositary and Owners and Holders from time to time of the American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt.

2.2*

Amendment No. 1 to Deposit Agreement among Indivior PLC, JPMorgan Chase Bank, N.A. as Depositary and Holders from time to time of the American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt.

4.1*

Credit Agreement, by and among Morgan Stanley Senior Funding, Inc., Indivior Finance S.à.r.l., Indivior Finance (2014) LLC, RBP Global Holdings Limited and the other Loan Parties, dated December 19, 2014.

4.2*

First Amendment to the Credit Agreement, Credit Agreement, by and among Morgan Stanley Senior Funding, Inc., Indivior Finance S.à.r.l., Indivior Finance (2014) LLC, RBP Global Holdings Limited and the other Loan Parties, dated March 16, 2015.

4.3**†

Demerger Agreement, by and among Reckitt Benckiser Group PLC, Indivior PLC, Reckitt Benckiser Healthcare (UK) Limited, RB Pharmaceuticals Limited and RBP Global Holdings Limited, dated November 17, 2014.

4.4**†	Transitional Services Agreement by and between Reckitt Benckiser PLC and RBP Global Holdings Limited, dated December 23, 2014.
4.5**†	Deed of Tax Covenant by and between Reckitt Benckiser Group plc and Indivior PLC, dated December 23, 2014.
4.6**†	United States Tax Matters Agreement by and between Reckitt Benckiser Group PLC and Indivior PLC, dated December 23, 2014.
4.7**†	Amended and Restated Supply Agreement by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, as amended and restated on November 17, 2014.
4.8**†	Copacker Supply Agreement by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, dated December 23, 2014.
4.9**†	Lease of Land and Buildings at Dansom Lane, Hull HU8 7DS, by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, dated December 1, 2014.
4.10**†	Research and Development Services Agreement by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, dated December 23, 2014.
4.11**†

Commercial Exploitation Agreement by and between MonoSol Rx, LLC and Reckitt Benckiser Pharmaceuticals Inc., dated August 15, 2008 (as amended on August 19, 2009, November 13, 2009, March 30, 2010, October 13, 2010, December 15, 2010, December 9, 2011, December 1, 2012, October 14, 2013 (by Addendum A), and July 30, 2014 (by Addendum B).

4.12**†	License Agreement by and between XenoPort, Inc. and Reckitt Benckiser Pharmaceuticals Inc., dated May 14, 2014.
4.13**#	Indivior Long-Term Incentive Plan.
4.14**#	Inidivior UK Savings Related Share Option Plan.
4.15**#	Indivior U.S. Employee Stock Purchase Plan.
4.16**#	Indivior Global Stock Profit Plan.
8.1^	List of Subsidiaries.

†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

*	To be filed by amendment

**	Filed herewith

^	Previously filed

#	Indicates management contract or compensatory plan, contract or agreement.

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Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Indivior PLC
By:	/s/ Shaun Thaxter

Shaun Thaxter
Chief Executive Officer
Date: July 29, 2016

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